UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Bullpen Parlay Acquisition Company
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1792A100
(CUSIP Number)

December 31, 2021**
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 1 to Schedule 13G is being filed to correct the amount of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons as of December 31, 2021, in the Schedule 13G filed by the Reporting Persons on February 14, 2022, which inadvertently excluded 11,500 Class B Ordinary Shares. The number of Class A Ordinary Shares beneficially owned by the Reporting Persons remains unchanged as of December 31, 2022.

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP: G1792A100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
BPAC Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,560,250 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,560,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,560,250 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of 5,560,250 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 23,000,000 Class A Ordinary Shares outstanding on December 31, 2021, as disclosed in the Issuer’s annual report on Form 10-K filed on March 30, 2022, plus the 5,560,250 Class A Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1792A100	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
David VanEgmond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,560,250 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,560,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,560,250 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Consists of 5,560,250 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 23,000,000 Class A Ordinary Shares outstanding on December 31, 2021, as disclosed in the Issuer’s annual report on Form 10-K filed on March 30, 2022, plus the 5,560,250 Class A Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1792A100	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Paul Martino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,560,250 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,560,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,560,250 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Consists of 5,560,250 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)
Percentage is calculated based on a total of 23,000,000 Class A Ordinary Shares outstanding on December 31, 2021, as disclosed in the Issuer’s annual report on Form 10-K filed on March 30, 2022, plus the 5,560,250 Class A Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

SCHEDULE 13G
CUSIP: G1792A100	Page 5 of 8 Pages

Item 1(a)	Name of Issuer

Bullpen Parlay Acquisition Company (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

38 Keyes Ave
San Francisco, CA, 94129

Item 2(a)	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	BPAC Partners LLC,
(ii)	David VanEgmond, and
(iii)	Paul Martino.

This statement relates to Class A Ordinary Shares obtainable upon conversion of Class B Ordinary Shares held directly by BPAC Partners LLC, the Issuer’s sponsor. Each of Mr. VanEgmond and Mr. Martino serve as co-manager of BPAC Partners LLC and, in such capacity, may be deemed to indirectly beneficially own the shares of Class A Ordinary Shares directly beneficially owned by BPAC Partners LLC.

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The address of each of the Reporting Persons is:

c/o Bullpen Capital
38 Keyes Ave
San Francisco, CA, 94129

Item 2(c)	Citizenship

BPAC Partners LLC is a Delaware limited liability company. Each of Mr. VanEgmond and Mr. Martino is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number

G1792A100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

SCHEDULE 13G
CUSIP: G1792A100	Page 6 of 8 Pages

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

As of each of December 31, 2021 and December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 5,560,250 Class A Ordinary Shares. This amount consists of 5,560,250 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

Item 4(b)	Percent of Class:

As of each of December 31, 2021 and December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of approximately 19.5% of the Class A Ordinary Shares outstanding. Percentage is calculated based on a total of 23,000,000 Class A Ordinary Shares outstanding on December 31, 2021, as disclosed in the Issuer’s annual report on Form 10-K filed on March 30, 2022, plus the 5,560,250 Class A Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with the provisions of Rule 13d-3 under the Act.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,560,250
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,560,250

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

SCHEDULE 13G
CUSIP: G1792A100	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

BPAC PARTNERS LLC

	By:	/s/ David VanEgmond
	Name:	David VanEgmond
	Title:	Co-Manager

DAVID VANEGMOND

/s/ David VanEgmond

PAUL MARTINO

/s/ Paul Martino

SCHEDULE 13G
CUSIP: G1792A100	Page 8 of 8 Pages

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement, dated February 14, 2022 (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on February 14, 2022).